Mail Stop 3651

August 14, 2006

Via U.S. Mail and Facsimile

Gary F. Kimmons
President, Chief Executive Officer, and Chief Financial Officer
M Power Entertainment, Inc. (formerly GK Intelligent Systems, Inc.)
2602 Yorktown Place
Houston, TX 77056

> RE: M Power Entertainment, Inc. (formerly GK Intelligent Systems, Inc.)
> Form 10-KSB for the fiscal year ended December 31, 2004
> Form 10-QSB for the quarterly period ended March 31, 2005
> Form 10-QSB for the quarterly period ended June 30, 2005
> Form 10-QSB for the quarterly period ended September 30, 2005
> Form 10-KSB for the fiscal year ended December 31, 2005
> File No. 000-22057

Dear Mr. Kimmons:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Linda Cvrkel
                    Branch Chief

Via facsimile: Gary F. Kimmons, President, Chief Executive Officer, and Chief Financial
                    Officer
                    (713) 626-5333